SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  SCHEDULE 13D
                                 (RULE 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                  Amendment No. 1

                                    Hurry, Inc.
                                 (NAME OF ISSUER)

                               Class A Common Stock
                         (TITLE OF CLASS OF SECURITIES)

                                   447087108
                                 (CUSIP NUMBER)


                                Paul D. Sonkin
                          Hummingbird Management, LLC
                   (f/k/a Morningside Value Investors, LLC)
                             153 East 53rd Street
                           New York, New York 10022

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                 August 22, 2002
              (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

    If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

    Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




                               (Page 1 of 3 pages)




CUSIP No.    44780108                  13D                Page 2 of 3
Pages


1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC) IRS No. 13-4082842

2.     CHECK THE APPROPRIATE BOX IF A  GROUP
                                                        (a)  [ ]
                                                        (b)  [ ]

3.     SEC USE ONLY

4.     SOURCES OF FUNDS

       OO

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                    [ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware



  NUMBER OF      7.  SOLE VOTING POWER             -0-
   SHARES
BENEFICIALLY     8.  SHARED VOTING POWER           -0-
  OWNED BY
    EACH         9.  SOLE DISPOSITIVE POWER        -0-
  REPORTING
 PERSON WITH     10. SHARED DISPOSITIVE POWER      -0-

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                   -0-

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES
                                                   [ ]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11      0%

14.    TYPE OF REPORTING PERSON

       OO


                               (Page 2 of 3 pages)

CUSIP No. 447087108                    13D                 Page 3 of 3
Pages



  AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1, dated August 23, 2002, to Schedule 13D is filed by the Reporting Persons and amends Schedule 13D as previously filed by the Reporting Persons with the Securities and Exchange Commission on June 17, 2002 (the "Schedule 13D"), relating to the Class A common stock (the "Common Stock") of Hurry, Inc., a Georgia corporation.

            This Amendment No. 1 amends the Schedule 13D as specifically set forth.

   Item 4 is amended to add the following:

                  On August 22, 2002, the Reporting Persons sold all of its 283,210 Shares of Common Stock of the Issuer in the open market at a price of $.05 per Share (the "Sale Transaction").

   Item 5(a)-(b) is amended to read as follows:

                  As a result of the Sale Transaction, the Reporting Persons no longer beneficially own any Shares.

   Item 5(c) is amended to add the following:

                  (c) The Reporting Persons have not engaged in any transactions involving the Shares during the past 60 days other than the Sale Transaction.

   Item 5(e) is amended to read as follows:

                  (e) The Reporting Persons ceased to be five percent (5%) beneficial owners of the Shares of Common Stock of the Issuer on August 22, 2001.


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2002

HUMMINGBIRD MANAGEMENT, LLC

By:   /s/ Paul D. Sonkin
      ------------------
Name:     Paul D. Sonkin
Title:    Managing Member